UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File Number 001-40504

Nexxen International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

This Form 6-K/A amends the Form 6-K of Nexxen International Ltd. dated November 15, 2024 solely for the purpose of furnishing an amended Exhibit 99.3. Except as described above, this amendment does not amend any information set forth in the original Form 6-K.

Exhibit 99.1*	Company announcement dated November 15, 2024 re: Proposed Cancellation of Admission of Ordinary Shares to Trading on AIM and Notice of Annual General Meeting.

Exhibit 99.2*
Shareholders Circular and Notice of Annual General Meeting of the Company, dated November 15, 2024

-          Appendix A: Frequently Asked Questions – AIM Delisting
-          Appendix B: Amended Articles of Association

Exhibit 99.3	Form of Proxy for Shareholders.

Exhibit 99.4*	Form of Direction for DI Holders.
Exhibit 99.5*	Depositary’s Notice of Annual General Meeting of the Company.
Exhibit 99.6*	Depositary DR Voting Card for ADS Holders.

* Previously furnished with the original Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexxen International Ltd.

By:	/S/ Sagi Niri
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: November 20, 2024

Exhibit List
Exhibit 99.1*	Company announcement dated November 15, 2024 re: Proposed Cancellation of Admission of Ordinary Shares to Trading on AIM and Notice of Annual General Meeting.
Exhibit 99.2*
Shareholders Circular and Notice of Annual General Meeting of the Company, dated November 15, 2024

-          Appendix A: Frequently Asked Questions – AIM Delisting
-          Appendix B: Amended Articles of Association

Exhibit 99.3	Form of Proxy for Shareholders.

Exhibit 99.4*	Form of Direction for DI Holders.

Exhibit 99.5*	Depositary’s Notice of Annual General Meeting of the Company.

Exhibit 99.6*	Depositary DR Voting Card for ADS Holders.

* Previously furnished with the original Form 6-K